SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.

     Publicly Traded Company
Tax Payer # 02.558.124/0001 -12

MATERIAL FACT

Embratel Participações S.A. (“Embrapar”), in compliance with the provisions of paragraph 4 of article 157 of Law #6.404/76 and to CVM Instruction #358/02, communicates to its shareholders and to the public in general that, in accordance with CVM’s Instruction #319/99 (“Instrução CVM nº 319/99”), the Company concluded the auditing of the June 30, 2005 Financial Statements of Embrapar and its subsidiaries which served as the basis for the transaction announced in the Relevant Facts published on May 24, 2005 and October 3, 2005.

The auditing process of the June 30, 2005 Financial Statements, conducted until October 21, resulted in the need to adjust some accounts to include events which occurred subsequent to the filing of the quarterly financial information - Informações Trimestrais (ITR) of June 30, 2005. The Company informs that the adjustments made do not affect revenues, net income and shareholders’ equity.

        The following accounts were adjusted (in millions of reais) :

	30/06/2005		Audited
Accounts		Adjustments	30/06/2005
Assets
Trade accounts receivable, net	1,507,983	(69,902)	1,438,081
Deferred taxes and recoverable taxes	335,110	10,688	345,798

Liabilities
Accounts payable	1,069,793	(71,513)	998,280
Taxes and contributions	566,930	(159,550)	407,380
Provision for contingencies	494,789	171,849	666,638

Shareholders’ equity	6,486,539	0	6,486,538

Income statement
Interconnection and facilities	(893,935)	71,513	(822,422)
Allowance for doubtful accounts	(77,061)	(36,345)	(113,406)
Other operating income(expense)	32,297	(52,693)	(20,396)
EBITDA	421,956	(17,525)	404,431
Financial income (expense)	36,863	17,525	54,388
Net income	93,556	0	93,556

For more information see the company’s website www.embratel.com.br

Rio de Janeiro, October 24, 2005

EMBRATEL PARTICIPAÇÕES S.A.

ISAAC BERENSZTEJN

INVESTOR RELATIONS DIRECTOR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.